SEC Mail Processing Section
MAR 02 2009
Washington, DC 104



SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-42017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pyramid Trading LP

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W Jackson Boulevard, 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman — 312-692-5075
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Trading LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of February, 2009


Notary Public


OFFICIAL SEAL
MARY NOVOTNY


Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the General Partner
Pyramid Trading LP
Chicago, Illinois

We have audited the accompanying statement of financial condition of Pyramid Trading LP (the Partnership) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pyramid Trading LP as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Pyramid Trading LP

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	7,359
Securities and derivatives owned, at fair value ($11,965,490 pledged)		13,481,447
Participation in credit agreement		1,060,000
Floor brokerage receivable		778,821
Other assets		13,922
Total assets	$	15,341,549
Liabilities and Partners' Capital		
Liabilities		
Due to clearing broker	$	5,051,596
Securities and derivatives sold, not yet purchased, at fair value		1,356,121
Accrued compensation		2,547,820
Notes payable		2,000,000
Accrued expenses		29,261
		10,984,798
Partners' capital		4,356,751
Total liabilities and partners' capital	$	15,341,549

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Pyramid Trading LP (the Partnership, an Illinois limited partnership) is registered as a broker-dealer under the Securities Exchange Act of 1934 whose business operations consist of proprietary trading primarily in U.S. exchange-traded securities and derivative financial instruments. The Company is also in the business of executing brokerage transactions. All of the Partnership's transactions are cleared by another broker-dealer. The general partner is Oakmont LLC and the Partnership's term is to continue through December 31, 2010.

The following is a summary of the Partnership's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Execution Fees: The Partnership records execution fees as earned.

Income Taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the Partnership's income or loss in his or her individual tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Partnership will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Partnership to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Fair Value of Financial Instruments

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). The adoption of SFAS 157 did not cause any adjustment to the beginning balances. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Note 2. Fair Value of Financial Instruments, *Continued*

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

Description	Level 1	Level 2	Level 3	Total
Securities and derivatives owned				
Equity securities	$ 11,965,490	$ -	$ -	$ 11,965,490
Equity options	60,210	-	-	60,210
Participation in credit agreement	-	-	1,060,000	1,060,000
Mortgage backed strip	-	-	1,455,747	1,455,747
	$ 12,025,700	$ -	$ 2,515,747	$ 14,541,447
Securities and derivatives sold, not yet purchased				
Equity securities	$ 996,838	$ -	$ -	$ 996,838
Equity options	359,283	-	-	359,283
	$ 1,356,121	$ -	$ -	$ 1,356,121

Substantially all of the Partnership's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

As of December 31, 2008, all securities and derivatives owned and securities and derivatives sold, not yet purchased that trade in active markets and are valued using quoted active market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within level 1of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgement, and considers factors specific to the investment.

Note 2. Fair Value of Financial Instruments, *Continued*

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the General Partner has used at least one significant unobservable input in the valuation model.

Note 3. Related-Party Transactions

An entity affiliated through common ownership provides administrative services to the Partnership.

The Partnership has a revolving loan agreement with an affiliated entity that provides for borrowings of up to $10,000,000 at an annual rate of two times the federal funds rate plus 90 basis points and matures on May 7, 2011.

Note 4. Indemnification

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Partnership enters into various transactions involving derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2008, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

Note 5. Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk: All trades of the Partnership are cleared through Goldman Sachs Execution & Clearing, LP, the clearing broker. In the event this counterparty does not fulfill its obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Financial Instruments Used for Purposes Other than Trading: The Partnership purchased an undivided percentage of interest equal to $2,000,000 under the Credit Agreement. At December 31, 2008, the fair value of the contract was approximately $1,060,000. The participation in the Credit Agreement is valued at fair value based on the fair value of the underlying credit extensions, with resulting realized gains and losses reflected in net income. The Partnership assumes the risk of non-payment and any other default by Carco Holdco II LLC, Chrysler, a Delaware corporation, a party to the original credit agreement.

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

Note 6. Net Capital Requirements

The Partnership is subject to the Securities Exchange Commission (SEC) Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership had net capital of $1,334,816, which was $1,029,677, in excess of its required net capital of $305,139. The Partnership's net capital ratio was 3.43 to 1.

Note 7. Subsequent Events

Subsequent to December 31, 2008, partners have made contributions of $1,805,630 and distributions of $1,570,630.

McGladrey & Pullen
Certified Public Accountants

Pyramid Trading LP

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.